
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

MySlabs, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      September 15, 2023

Physical Address of Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904

Website of Issuer:

https://myslabs.com

Current Number of Employees:

0

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)*
Total Assets	$96,138	$159,705
Cash & Cash Equivalents	$64,289	$133,455
Accounts Receivable	$0	$0
Short-term Debt	$30,000	$0
Long-term Debt	$56,000	$0
Revenues/Sales	$389,341	$572,376
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($229,752)	($133,154)

*Financials pertain to the operations of the Issuer's predecessor, MY SLABS, LLC. MY SLABS, LLC merged into MySlabs, Inc., a Delaware corporation, on October 6, 2023, and MySlabs, Inc. is the surviving corporation.

MySlabs, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by MySlabs, Inc., a Delaware corporation (the "Company" or "Issuer" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Issuer as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.myslabs.com no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party, or 5) the liquidation or dissolution of the Issuer.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 26, 2024.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Issuer does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

RISK FACTORS

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract members or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our members and conduct our operations. Our ability to meet our obligations to our members may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with member requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our members' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations.

We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our members or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential member information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and member and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, members' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our member transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Adherence to our core values and our focus on long-term sustainability may adversely impact our short- and medium-term financial performance.

Our values are deeply ingrained in the fabric of our operations, and consequently, we are committed to prioritizing the long-term sustainability of our business and ecosystem. In pursuit of this commitment, we may undertake actions that we believe will ultimately benefit our business, our ecosystem, and, by extension, our stakeholders over an extended period, even if these actions do not maximize short- or medium-term financial results. However, it is important to note that the realization of these longer-term benefits may not occur within the anticipated timeframe or potentially not at all. For example:

- We may opt to prohibit the sale of items within our marketplace that we deem inconsistent with our values, even when there might be potential financial gains from such sales.

- We may choose to revise our policies in ways that we believe will be advantageous for our members and the long-term health of our ecosystem, even if these changes are met with disapproval by our existing members.

- We may take actions, such as investing in eco-friendly shipping methods or locating our servers in low-impact data centers, to reduce our environmental footprint, even if these actions entail higher costs compared to alternative options.

The authenticity of our marketplace and the interconnectedness of our community are fundamental to our success. Any failure to maintain these elements could adversely affect our ability to retain existing members and attract new ones.

We have meticulously crafted an authentic, trusted marketplace that mirrors our culture, grounded in values like respect, direct communication, and enjoyment. Our reputation for authenticity has grown through the unique offerings of our partners and their adherence to our policies. Trust in our marketplace is solidified by our emphasis on the human element behind each transaction. We further strengthen the bonds among our members through direct communication tools, seller stories on our website, and in-person events, placing personal relationships at the heart of the member experience. As part of our community, we also make concerted efforts to foster meaningful connections with our members. The authenticity of our marketplace and the connections among our members constitute the cornerstones of our business. Numerous factors could potentially undermine these cornerstones, including:

- Complaints or negative publicity regarding us or our platform, even if based on isolated incidents or factually incorrect information.

- Changes in our policies that our members perceive as inconsistent with our values or that are not clearly communicated.

- Our failure to consistently and transparently enforce our policies, such as our inability to prevent widespread listing of items in our marketplace that do not conform to our policies.

- Our inability to effectively respond to feedback from our community.

- Our inability to operate our business in a manner consistent with our values.

In the event that we are unable to preserve the authenticity of our marketplace and promote connections among our community members, our capacity to retain existing members and attract new ones may be compromised, potentially harming our reputation and business.

Our growth depends on our ability to both entice and retain a vibrant community of MySlabs sellers and MySlabs buyers.

To enhance revenue and attain sustainable profitability, it is imperative that we continuously attract new members while concurrently retaining our existing members. We must also motivate MySlabs sellers to list their items for sale and avail themselves of our seller services, while simultaneously encouraging MySlabs buyers to make purchases within our marketplace.

We believe that a substantial number of our new members discover MySlabs through word-of-mouth recommendations and other non-paid referrals from existing members. If our existing MySlabs sellers become dissatisfied with their experience on our platform, they may cease listing items in our marketplace and refrain from referring others to us. Similarly, if existing MySlabs buyers do not find our platform appealing, whether due to negative experiences, a lack of buyer-friendly features, waning interest in the offerings of MySlabs sellers, or other factors, they may reduce their purchasing activities and discontinue referring others to our platform. In such scenarios, attracting new MySlabs sellers and buyers might necessitate additional marketing expenditures.

Even if we successfully attract new members to offset the loss of members, these new members may not sustain the same level of activity, and the revenue generated from these new members may not match that generated by the departed members. Failing to retain our existing members and attract new members who actively participate within our community could hamper our growth prospects and potentially have an adverse impact on our business.

We face intense competition and may not be able to compete effectively.

We anticipate enhancing our marketing strategies to foster the growth of our business, but there's no guarantee that these strategies will effectively attract new members and retain existing ones. Maintaining and promoting awareness of our marketplace and broader platform is crucial for retaining existing members and attracting new ones. We believe that much of the growth in our member base to date has originated from word-of-mouth referrals and other organic means, as our historical marketing efforts and expenditures have been relatively limited. Going forward, we plan to invest more in marketing, with a particular focus on bringing more MySlabs buyers to our platform. We anticipate that our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. Also, the marketing efforts we implement in the future may not succeed as we have limited marketing experience. Even if we successfully increase revenue as a result of these efforts, that additional revenue may not offset the expenses we incur.

Our marketing efforts currently include search engine marketing and display advertising, as well as search engine optimization, social media usage, mobile "push" notifications and email. We obtain a significant number of visits via search engines such as Google, Bing and Yahoo!. Search engines frequently change the algorithms that determine the ranking and display of results of a user's search, and those changes can negatively affect the placement of links to our marketplace and, therefore, reduce the number of visits to our marketplace. We also obtain a significant number of visits through email advertising. If we are unable to successfully deliver emails to our members or if members do not open our emails, whether out of choice, because those emails are marked as low priority or spam or for other reasons, our business could be adversely affected. Social networking websites, such as Facebook and Pinterest, are another important source of visits to our marketplace. As online commerce and social networking continue to evolve, we must maintain a presence within these networks. We may be unable to develop or maintain such a presence.

We face intense competition and may not be able to compete effectively. Our industry is highly competitive and we expect competition to increase in the future. To be successful, we need to attract and retain both MySlabs sellers and MySlabs buyers. As a result, we face competition from a wide range of online and offline competitors. We compete with retailers for MySlabs sellers. A MySlabs seller can list her goods for sale with online retailers, such as Amazon.com, eBay or Alibaba, or sell her goods through local consignment and vintage stores and other venues or marketplaces. She may also sell wholesale directly to traditional retailers, including large national retailers, who discover her collectibles in our marketplace or otherwise. We also compete with companies that sell software and services to small businesses, enabling a MySlabs seller to sell from her own website or otherwise run her business independently of our platform, such as Square, Intuit and Shopify. We compete to attract, engage and retain MySlabs sellers based on many factors, including:

• our brand awareness;

• the breadth of our online presence;

• the number and engagement of MySlabs buyers;

• the extent to which our seller services can ease the administrative tasks that a MySlabs seller might encounter in running her business, including through mobile apps;

• our fees;

• the strength of our community; and

• our values.

Additionally, we compete with retailers for the attention of the MySlabs buyer. A MySlabs buyer has the option of shopping with any online or offline retailer, whether large marketplaces, such as Amazon.com, eBay or Alibaba, or national retail chains, such as Target, or local consignment and vintage stores or other venues or marketplaces. Many of these competitors offer low-cost or free shipping, fast shipping times, favorable return policies and other features that may be difficult or impossible for MySlabs sellers to match. We compete to attract, engage and retain MySlabs buyers based on many factors, including:

• the unique collectibles that MySlabs sellers list in our marketplace;

• our brand awareness;

• the person-to-person commerce experience;

• our reputation for authenticity;

• ease of payment; and

• the availability and reliability of our platform. Many of our competitors and potential competitors have longer operating histories, greater resources, better name recognition or more members than we do. They may invest more to develop and promote their services than we do, and they may offer lower fees to sellers than we do. Additionally, we believe that it is relatively easy for new businesses to create online commerce offerings or tools or services that enable entrepreneurship. Local companies or more established companies based in markets where we operate outside of the United States may also have a better understanding of local customs, providing them a competitive advantage. For example, in certain markets outside the United States, we compete with smaller, but similar, local online marketplaces with a focus on unique goods that are attempting to attract sellers and buyers in those markets. If we are unable to compete successfully, or if competing successfully requires us to expend significant resources in response to our competitors' actions, our business could be adversely affected.

We rely on MySlabs sellers to provide a fulfilling experience to MySlabs buyers.

A minority of MySlabs buyers may voice concerns about their experience with our platform. For instance, MySlabs buyers may report non-receipt of items they purchased, items not matching the representations made by MySlabs sellers, or a lack of responsiveness from MySlabs sellers to their inquiries.

Negative publicity and member sentiment resulting from such complaints could potentially hinder our ability to attract new members, retain our existing members, or harm our reputation. Perceptions that our responsiveness and member support are insufficient might yield similar consequences. In certain instances, we may opt to reimburse MySlabs buyers for their purchases to prevent damage to our reputation, but the costs associated with such reimbursements may not be fully recoverable.

Anything that disrupts the operations of a significant number of MySlabs sellers, including delivery service interruptions, natural disasters, inclement weather, public health crises, or political unrest, could lead to unfavorable experiences for a substantial portion of MySlabs buyers.

Our reputation may be harmed by unethical business practices within our community.

Our strong commitment to values renders our reputation particularly sensitive to allegations of unethical business practices by MySlabs sellers or other members of our community. Our policies promote legal and ethical business practices. Nonetheless, we do not exercise control over MySlabs sellers or other community members and their business practices, and we cannot guarantee their compliance with our policies. If members of our community engage in illegal or unethical business practices, or are perceived to do so, it may result in negative publicity and harm to our reputation.

Failure to deal effectively with fraud could harm our business.

We've implemented measures to detect and mitigate fraudulent activity on MySlabs. However, these measures may not always prove effective. For instance, MySlabs sellers may encounter orders placed with fraudulent or stolen credit card information. We could be held liable for such orders, even if the financial institution approved the transaction. While we strive to identify and challenge suspicious transactions, we may not always do so successfully. This presents a potential risk to our business, including the possibility of significant fines or the loss of credit card payment options if we fail to adhere to payment card industry data security standards or control fraudulent activities on our platform. Negative publicity and member dissatisfaction resulting from fraudulent conduct could also harm our reputation and affect our ability to attract and retain members.

Our business depends on network and mobile infrastructure provided by third parties and on our ability to maintain and scale the technology underlying our platform.

Our platform's reliability is pivotal to our reputation and member retention. As our user base, traffic, transactions, and data expand, so does our need for increased network capacity and computing power. The operation of our underlying technology is complex and costly, with potential for operational failures. Accurate prediction of platform growth is crucial to avoid incurring substantial additional costs. Additionally, our reliance on third-party providers for hosting technology infrastructure poses vulnerabilities. Any disruption in their services or failure to meet the demands of our marketplace could significantly impact our business. We have limited control over these providers, increasing our exposure to their financial conditions and service issues. Failures in our technology infrastructure or unsuccessful expansion could harm our ability to attract and retain members, adversely affecting our growth prospects and business.

Our business depends on continued and unimpeded access to the Internet and will depend on mobile networks.

Our business relies on continued, unimpeded access to the Internet and will also depend mobile networks. Members will require access to these networks to use our platform. Internet service providers have the capacity to disrupt or restrict access, potentially increasing costs for users. Mobile network operators or operating system providers might block or impose restrictions on our mobile apps. They could also seek to charge us for platform access. Regulatory developments, like the FCC's rules on net neutrality, may impact Internet access. Outside the United States, Internet regulation can vary. Discriminatory or anti-competitive practices could impede growth, raise costs, and harm our business.

We may be subject to claims that items listed in our marketplace are counterfeit, infringing or illegal.

We may face legal actions for items listed in our marketplace that are counterfeit, infringing or illegal. Although we do not create or take possession of the items listed in our marketplace by MySlabs sellers, we often receive communications alleging that items listed in our marketplace infringe third-party copyrights, trademarks, patents or other intellectual property rights. We have intellectual property complaint and take-down procedures in place to address these communications, and we believe such procedures are important to promote confidence in our marketplace. We follow these procedures to review complaints and relevant facts to determine whether to take the appropriate action, which may include removal of the item from our marketplace and, in certain cases, closing the shops of MySlabs sellers who repeatedly violate our policies. Our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out by MySlabs sellers on our platform, especially outside the United States where we may be less protected under local laws than we are in the United States. Under current U.S. copyright law and the Communications Decency Act, we may benefit from statutory safe harbor provisions that protect us from liability for content posted by our members. However, trademark and patent laws do not include similar statutory provisions, liability for these forms of intellectual property is often determined by court decisions. These safe harbors and court rulings may change unfavorably. In that event, we may be held secondarily liable for the intellectual property infringement of MySlabs sellers. Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods or if legal changes result in us potentially being liable for actions by MySlabs sellers on our platform, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our platform less user-friendly for our members. Moreover, public perception that counterfeit or other unauthorized items are common in our marketplace, even if factually incorrect, could result in negative publicity and damage to our reputation.

Our software is highly complex and may contain undetected errors.

Our software is highly complex and may contain undetected errors or vulnerabilities. The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We rely heavily on a software engineering practice known as "continuous deployment," meaning that we typically release software code many times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of members, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

We depend on consumer discretionary spending and may be negatively affected by economic downturns and other macroeconomic conditions or trends. Macroeconomic conditions may negatively affect our business. If general economic conditions worsen in the United States or other markets where we operate, consumer discretionary spending may decline and demand for the collectibles available in our marketplace may be reduced. This would cause sales in our marketplace to decline and adversely impact our business. Conversely, if recent trends supporting self-employment and the desire for supplemental income were to reverse, the number of MySlabs sellers offering their collectibles in our marketplace could decline and the number of goods listed in our marketplace could decline. Even without changes in economic conditions, the demand for the collectibles listed in our marketplace is dependent on consumer preferences. Consumer preferences can change quickly and may differ across generations and cultures. If demand for the collectibles that MySlabs sellers offer in our marketplace declines, our business would be harmed.

If our insurance coverage is insufficient or our insurers are unable to meet their obligations, our insurance may not mitigate the risks facing our business.

If our insurance coverage is inadequate or our insurers are unable to fulfill their obligations, our insurance may not mitigate the risks facing our business. We contract for insurance to cover a number of risks and potential liabilities. Our insurance policies cover areas such as general liability, errors and omissions liability, employment liability, business interruptions, data breach, crime, product liability and directors' and officers' liability. For certain types of business risk, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate the risks we face or we may have to pay high premiums and/or deductibles for the coverage we do obtain. Additionally, if any of our insurers becomes insolvent, it would be unable to pay any claims that we make.

Our business could be adversely affected by natural disasters, public health crises, political crises or other unexpected events.

Our business could be negatively affected by natural disasters, public health crises, political crises or other unexpected events. Natural disasters and other adverse weather and climate conditions, public health crises, political crises, such as terrorist attacks, war and other political instability, or other unexpected events, could disrupt our operations, Internet or mobile networks, or the operations of one or more of our service providers. In addition, such events could negatively impact consumer spending in the affected regions. If any of these events occurs, our business could be negatively affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

MySlabs, Inc. is a collectibles advertising website. MY SLABS, LLC, a New York limited liability company, was formed on January 24, 2018, and it merged into MySlabs, Inc. on September 15, 2023. MySlabs, Inc. is the surviving entity in the merger. MySlabs, Inc. conducts business in Delaware, and its website users sell products through the internet throughout the United States and internationally. MySlabs, Inc. has not registered as a foreign corporation in any state.

Business Plan

The rapid growth of the collectibles industry hasn't been without challenges for collectors and investors. Peer-to-peer marketplaces and social media platforms have become a haven for bad actors and fraudulent activity. Auction houses and consignment services provide safety but typically charge between 10% and 30%. They also inhibit the natural flow of the market by tying up liquidity for months at a time.

Sports Memorabilia - Total core market (physical items) was valued at $12.2 billion in 2021 and is expected to grow at a CAGR of 15.6% over the 2022 to 2032 period. Collectible Coins/Currency - Total market was valued at $11.5 billion in 2020 and is expected to grow at a CAGR of 10.2% over the 2021 to 2027 period Collectible Toys – Total market valued at $12.5 billion in 2021 and is expected to reach $35.3 billion by 2032.

Popular C2C (consumer to consumer) marketplaces like eBay, Mercari and Facebook Marketplace all exhibit many of the same pain-points across all product categories not just collectibles. The broader C2C landscape is ripe for disruption via the MySlabs value proposition of vetting, accountability and industry low fees in very much the same way collectibles proved to be. Launching the "MyStuff" brand within its existing platform will enable MySlabs to leverage a built-in audience and loyal community for these new categories on day one. Since launching MySlabs has been a web-based platform only. Building an app has the potential to grow awareness and participation exponentially.

The average adult spends 3 hours and 45 minutes on a mobile device daily. Mobile apps account for 70% of all digital media time. People spend around 88% of their mobile time on apps only. Roughly 48% of users determine a brand's credibility via an app only. Because of the strength of its brand and community, MySlabs is uniquely positioned to benefit from added platform capabilities like peer-to-peer auctions, improved margins, new product categories and favorable secular trends across not only collectibles, but the entire C2C (consumer to consumer) landscape over the next decade. Given MySlabs' track record of supporting operational costs with revenues we feel that we offer a very favorable balance of growth and risk for stakeholders in any macroeconomic environment.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Advertising Platform	Peer-to-Peer Online Collectibles Marketplace with Tools and Data designed to optimize the hobby experience for users	Collectibles; Our customers include retail hobby participants and dealers.

Customer Base

MySlabs caters to both the novice and experienced collectors with its unparalleled vetting and accountability, access to market data, population reports, and comparison tools. With the platform's integrated shipping and collectibles insurance products, bulk-listing API, affiliate program, and ad-tech integrations, it also caters to collectibles dealers with significant amounts of inventory.

Intellectual Property

The Issuer has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Issuer's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

As introduced above, on October 5, 2023, the Issuer went through a business reorganization to merge with the MY SLABS, LLC (the "LLC"), with the Issuer being the surviving entity of the merger effective as of October 6, 2023. The merger was conducted with the objective of providing more flexibility for the Issuer's investors and for the growth of the Issuer's business. Terence Holtz ("Holtz"), a former member of the LLC, dissented to the merger and elected to receive the fair market value of his interest in the LLC. Accordingly, the Issuer will pay Holtz the fair value of his 44.75 membership units, representing approximately 32.57% membership interest in the LLC (the "Contingent Liability") as of the close of business on October 4, 2023 or such other date in accordance with the applicable law. The parties are currently seeking judicial assistance to determine the fair value of such Contingent Liability in an appraisal proceeding initiated by Holtz on February 7, 2024 (the "Proceeding"). Other than the foregoing Proceeding, to the Issuer's knowledge, as of the date of this Form C-AR, the Issuer is not subject to any current litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ken Rodgers	CEO and Director	CEO, MY SLABS, LLC, March 2021 to April 2023 and of MySlabs Inc., April 2023 to Present. Responsibilities: Collaborate on overall strategy and vision; provide strategic leadership and make key decisions to drive the overall success of the organization, while effectively managing operations, resources, and stakeholders to achieve sustainable growth.	Hofstra University, Accounting & Business Management, Bachelor of Business Administration (No degree was earned; Mr. Rodgers left college after his junior year to start a business)
Matthew Greaney	COO and Director	COO, MY SLABS, LLC, January 2019 to April 2023 and of MySlabs, Inc., April 2023 to Present. Responsibilities: Manage customer support, and collaborate on overall strategy and vision.	Amesbury High School, High School Diploma (1998)
Emilio Masci	CFO and Director	Portfolio Manager, Millennium Industrials, August 2019 to May 2022. Responsibilities: Financial analysis CFO, MY SLABS, LLC, March 2022 to April 2023 and of MySlabs, Inc., April 2023 to Present. Responsibilities: Oversee company financials and collaborate on overall strategy and vision.	George Washington University, Finance, Bachelor's degree (1999)
John DeSilvio	CTO	Senior Software Engineer, URBN (Urban Outfitters, Anthropologie Group, & Free People), March 2019 to Present. Responsibilities:	Lehigh University, Engineering, Bachelor of Science (2005)

		Directed software projects, wrote and tested code, led developers, designed software architecture, and managed tasks in the software development life cycle. CTO, MY SLABS, LLC, April 2022 to April 2023 and of MySlabs, Inc., April 2023 to Present. Responsibilities: Responsible for developing the company's technological strategy, ensuring efficient and secure use of technologies, implementing new systems and infrastructure, and aligning technical aspects with business goals.	Villanova University, Master of Science in Finance (2007)

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 1,500 shares of common stock of which 95.868235 are issued and outstanding, no par value per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	95.868235
Par Value Per Share	None.
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no antidilution rights, inspection rights or information rights.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has issued the following additional securities:

Type	Simple Agreement for Future Equity (SAFE)
Face Value	$185,00
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFE. The Valuation Cap is $5,000,000. The Agreement states that if there is an Equity Financing before the termination of the SAFE, on the initial closing of an Equity Financing (a sale of Preferred Stock at a fixed valuation), the SAFE will automatically convert into (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii) of the SAFE; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a Liquidity Event or Dissolution Event.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Series 2023 Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	$56,702
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Shareholder Loan
Creditor	Emilio Masci
Amount Outstanding	$56,000
Interest Rate and Amortization Schedule	10% payable in monthly installments over 12 months.
Description of Collateral	Unsecured
Other Material Terms	Priority reimbursement in the event of company sale within 12 months.
Maturity Date	September 1, 2024
Date Entered Into	Aug 15, 2023

Type	Former Member's Membership Interest
Creditor	Terence Holtz
Amount Outstanding	44.75 membership units of the Issuer's predecessor, My Slabs, LLC, as of October 4, 2023
Interest Rate and Amortization Schedule	n/a
Description of Collateral	Unsecured
Other Material Terms	As discussed in the "Business" section, the Issuer will pay Holtz the fair value of his interest in the My Slabs, LLC as of October 4, 2023, in an amount to be determined by judicial proceedings.
Maturity Date	n/a
Date Entered Into	n/a

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Emilio Masci	51.77551, Common Shares	54.01%
Matthew Greaney	24.077025, Common Shares	25.11%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$229,752	$0	$0

Operations

There are no material operational changes or otherwise not already noted in the "Business Plan" section of this Form C-AR.

Capital Expenditures and Other Obligations

On March 29, 2024, the Issuer successfully funded and closed an offering pursuant to Regulation CF and raised $56,702.

The Issuer has no other sources of capital in addition to the proceeds from the Regulation CF Offering, other than loans from the Issuer's shareholder, Emilio Masci.

The Issuer does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information to report.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$56,702	106	Intermediary Fees; New Product Marketing; New Hires; General Working Capital - Technology	March 29, 2024	Regulation CF
Simple Agreement for Future Equity (SAFE)	$75,000	2	Product Management	November 1, 2023; December 12, 2023	Section 4(a)(2)
Simple Agreement for Future Equity (SAFE)	$110,000	3	Product Management	November 1, 2023	Rule 506(b), Reg D

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Emilio Masci, an officer, director and shareholder of the Issuer, has made a loan to the Issuer on August 15, 2023 in the amount of $56,000 with a 10% interest rate and payable in monthly installments over 12 months with a maturity date of September 1, 2024.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at **https://myslabs.com**.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

MySlabs, Inc.

_____
(Issuer)

By:

/s/ Ken Rodgers
_____
(Signature)

Ken Rodgers
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ken Rodgers
_____
(Signature)

Ken Rodgers
_____
(Name)

Director and CEO
_____
(Title)

April 26, 2024
_____
(Date)

/s/ Matthew Greaney
_____
(Signature)

Matthew Greaney
_____
(Name)

Director and COO
_____
(Title)

April 26, 2024
(Date)

/s/ Emilio Masci
(Signature)

Emilio Masci
(Name)

Director and CFO
(Title)

April 26, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Ken Rodgers, CEO of MySlabs, Inc., certify that:

    (1) the financial statements of MySlabs, Inc. included in this Form C-AR are true and complete in all material respects; and

    (2) the tax return information of MySlabs, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for MySlabs, Inc. filed for the fiscal year ended December 31, 2023.

Dated: April 26, 2024

Signature: /s/ Ken Rodgers

Title: Chief Executive Officer

MySlabs, Inc.
Profit and Loss
January - December 2023

Accrual Basis

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Income													
Revenue	39,440	33,824	35,522	37,356	38,567	33,933	34,151	42,600	28,426	26,997	20,449	18,076	389,341
Total Income	$ 39,440	$ 33,824	$ 35,522	$ 37,356	$ 38,567	$ 33,933	$ 34,151	$ 42,600	$ 28,426	$ 26,997	$ 20,449	$ 18,076 $	389,341
Gross Profit	$ 39,440	$ 33,824	$ 35,522	$ 37,356	$ 38,567	$ 33,933	$ 34,151	$ 42,600	$ 28,426	$ 26,997	$ 20,449	$ 18,076 $	389,341
Expenses													
Facility Costs													0
Utilities	69	63	93		89		(182)	97	97	97	97	97	616
Total Facility Costs	$ 69	$ 63	$ 93	$ -	$ 89	$ -	$ (182)	$ 97	$ 97	$ 97	$ 97	$ 97 $	616
Other G&A													0
Computer Hardware (non cap)	1,969	2,944	1,971	1,847	5,745	1,906	1,596	2,019	2,013	1,872	1,851	1,809	27,543
Continuing Education	2,250	2,250	2,250	2,250	2,250								11,250
Dues & Subscriptions	163	24	21	24	323	3,411	406	2,825	2,547	221	1,631	1,703	13,298
Insurance Expense	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667	1,667				15,000
Merchant Fees	2,523	1,050	939	379	489	771	334	1,689	1,794	1,049	324	266	11,606
Software & Subscription Svcs	4,448	1,304	2,710	2,894	2,580	6,018	2,928	2,662	2,604	(6,204)	1,577	1,920	25,440
Total Other G&A	$ 13,019	$ 9,239	$ 9,558	$ 9,061	$ 13,054	$ 13,772	$ 6,930	$ 10,861	$ 10,624	$ (3,062)	$ 5,382	$ 5,699 $	104,137
Professional & Outsourced Svcs													0
Accounting	376	376	376	376	384	10,234	389	5,880	389	3,585	3,579	3,329	29,274
Engineering Services	12,505	11,293	13,009	12,474	15,194	12,806	13,913	12,216	11,994	12,363	8,684	6,311	142,763
IT Services	2,500	5,065	6,735	5,000	5,000	2,500	5,000	5,389	5,000	5,000	5,025	5,000	57,214
Legal		637	3,650		6,375	3,400		6,590	187	6,942	3,542	9,927	41,249
Other Professional Services	4,455	9,865	10,744	10,865	10,928	11,805	10,285	12,365	9,405	9,985	12,520	9,422	122,640
Staffing	5,538	5,538	5,538	5,538	5,538	5,538	5,538	11,077	5,538	5,538	5,538	5,538	72,000
Total Professional & Outsourced Svcs	$ 25,374	$ 32,774	$ 40,053	$ 34,253	$ 43,419	$ 46,283	$ 35,126	$ 53,516	$ 32,513	$ 43,414	$ 38,888	$ 39,527 $	465,140
Salaries & Benefits													0
Wages			800		200								1,000
Total Salaries & Benefits	$ -	$ -	$ 800	$ -	$ 200	$ -	$ -	$ -	$ -	$ -	$ -	$ - $	1,000
Sales & Marketing													0
Advertising & Promotion	4,876	4,699	2,498	2,902	3,827	3,851	3,648	3,350	2,660	2,706	1,665	1,103	37,785
Tradeshow & Event Expense		7,041	317	398	907								8,663
Total Sales & Marketing	$ 4,876	$ 11,740	$ 2,815	$ 3,300	$ 4,734	$ 3,851	$ 3,648	$ 3,350	$ 2,660	$ 2,706	$ 1,665	$ 1,103 $	46,448
Travel & Entertainment													0
Air & Rail			1,702										1,702
Total Travel & Entertainment	$ -	$ -	$ 1,702	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ - $	1,702
Total Expenses	$ 43,337	$ 53,817	$ 55,021	$ 46,614	$ 61,495	$ 63,907	$ 45,523	$ 67,824	$ 45,894	$ 43,154	$ 46,032	$ 46,426 $	619,043
Net Operating Income	$ (3,898)	$ (19,993)	$ (19,499)	$ (9,257)	$ (22,928)	$ (29,974)	$ (11,372)	$ (25,224)	$ (17,468)	$ (16,157)	$ (25,583)	$ (28,350) $	(229,702)
Other Expenses													
Taxes			50										50
Total Other Expenses	$ -	$ -	$ 50	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ - $	50
Net Other Income	$ -	$ -	$ (50)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ - $	(50)
Net Income	$ (3,898)	$ (19,993)	$ (19,549)	$ (9,257)	$ (22,928)	$ (29,974)	$ (11,372)	$ (25,224)	$ (17,468)	$ (16,157)	$ (25,583)	$ (28,350) $	(229,752)

Accrual Basis

MySlabs, Inc.
Balance Sheet
As of December 31, 2023

Accrual Basis

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023
ASSETS												
Current Assets												
Bank Accounts												
First Republic - 2649		0.00	0.00	0.00	970.00	940.00	910.00	880.00	850.00	820.00	790.00	760.00
First Republic - 0194	126,106.15	104,760.59	83,336.04	70,887.27	52,873.77	23,919.24	14,558.47	43,889.22	28,528.70	42,016.92	66,627.15	62,057.19
PayPal Merchant Account	1,598.79	1,099.23	1,121.49	2,460.38	492.43	1,169.21	855.11	410.67	0.00	384.73	221.85	1,471.89
Total Bank Accounts	**$ 127,704.94**	**$ 105,859.82**	**$ 84,457.53**	**$ 73,347.65**	**$ 54,336.20**	**$ 26,028.45**	**$ 16,323.58**	**$ 45,179.89**	**$ 29,378.70**	**$ 43,221.65**	**$ 67,639.00**	**$ 64,289.08**
Other Current Assets												
Braintree Sales Clearing (deleted)	(0.36)	(0.36)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Prepaid Expenses	22,333.32	18,416.65	14,499.98	10,583.31	6,666.64	4,999.97	3,333.30	1,666.63	0.00	0.00	0.00	0.00
Total Other Current Assets	**$ 22,332.96**	**$ 18,416.29**	**$ 14,499.98**	**$ 10,583.31**	**$ 6,666.64**	**$ 4,999.97**	**$ 3,333.30**	**$ 1,666.63**	**$ -**	**$ -**	**$ -**	**$ -**
Total Current Assets	**$ 150,037.90**	**$ 124,276.11**	**$ 98,957.51**	**$ 83,930.96**	**$ 61,002.84**	**$ 31,028.42**	**$ 19,656.88**	**$ 46,846.52**	**$ 29,378.70**	**$ 43,221.65**	**$ 67,639.00**	**$ 64,289.08**
Other Assets												
Intangibles	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00	45,645.00
Accumulated Amortization	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)	(13,796.00)
Total Intangibles	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**
Total Other Assets	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**	**$ 31,849.00**
TOTAL ASSETS	**$ 181,886.90**	**$ 156,125.11**	**$ 130,806.51**	**$ 115,779.96**	**$ 92,851.84**	**$ 62,877.42**	**$ 51,505.88**	**$ 78,695.52**	**$ 61,227.70**	**$ 75,070.65**	**$ 99,488.00**	**$ 96,138.08**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Accounts Payable	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Other Current Liabilities												
Short Term Loan Payable		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Loan Payable - Big Boy Cards		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	10,000.00
Loan Payable - Kenneth Rodgers		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	10,000.00
Loan Payable - New Collectibles		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	10,000.00
Total Short Term Loan Payable	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 30,000.00**	**$ 30,000.00**	**$ 30,000.00**
Total Other Current Liabilities	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 30,000.00**	**$ 30,000.00**	**$ 30,000.00**
Total Current Liabilities	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 30,000.00**	**$ 30,000.00**	**$ 30,000.00**
Long-Term Liabilities												
Loan Payable		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Emilio Loan		0.00	0.00	0.00	0.00	0.00	0.00	56,000.00	56,000.00	56,000.00	56,000.00	56,000.00
Total Loan Payable	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 56,000.00**	**$ 56,000.00**	**$ 56,000.00**	**$ 56,000.00**	**$ 56,000.00**
Total Long-Term Liabilities	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 56,000.00**	**$ 56,000.00**	**$ 56,000.00**	**$ 56,000.00**	**$ 56,000.00**
Total Liabilities	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 56,000.00**	**$ 56,000.00**	**$ 86,000.00**	**$ 86,000.00**	**$ 86,000.00**
Equity												
Additional Paid in Capital	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00	175,000.00
Owner Distribution	(25,217.67)	(30,986.89)	(36,756.11)	(42,525.33)	(42,525.33)	(42,525.33)	(42,525.33)	(46,111.69)	(46,111.69)	(46,111.69)	(46,111.69)	(46,111.69)
Retained Earnings	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08	36,002.08
SAFE Agreement		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	50,000.00	75,000.00
Net Income	(3,897.51)	(23,890.08)	(43,439.46)	(52,696.79)	(75,624.91)	(105,599.33)	(116,970.87)	(142,194.87)	(159,662.69)	(175,819.74)	(201,402.39)	(229,752.31)
Total Equity	**$ 181,886.90**	**$ 156,125.11**	**$ 130,806.51**	**$ 115,779.96**	**$ 92,851.84**	**$ 62,877.42**	**$ 51,505.88**	**$ 22,695.52**	**$ 5,227.70**	**$ (10,929.35)**	**$ 13,488.00**	**$ 10,138.08**
TOTAL LIABILITIES AND EQUITY	**$ 181,886.90**	**$ 156,125.11**	**$ 130,806.51**	**$ 115,779.96**	**$ 92,851.84**	**$ 62,877.42**	**$ 51,505.88**	**$ 78,695.52**	**$ 61,227.70**	**$ 75,070.65**	**$ 99,488.00**	**$ 96,138.08**

Accrual Basis

MySlabs
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-229,752.31
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Braintree Sales Clearing (deleted)		-0.36
Prepaid Expenses		26,249.99
Short Term Loan Payable:Loan Payable - Big Boy Cards		10,000.00
Short Term Loan Payable:Loan Payable - Kenneth Rodgers		10,000.00
Short Term Loan Payable:Loan Payable - New Collectibles		10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**56,249.63**
Net cash provided by operating activities	-$	**173,502.68**
FINANCING ACTIVITIES		
Loan Payable:Emilio Loan		56,000.00
Owner Distribution		-26,663.24
SAFE Agreement		75,000.00
Net cash provided by financing activities	$	**104,336.76**
Net cash increase for period	-$	**69,165.92**
Cash at beginning of period		133,455.00
Cash at end of period	$	**64,289.08**